December 3, 2024

Daniel Schumacher
Chief Financial Officer
Proto Labs Inc
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

       Re: Proto Labs Inc
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K furnished November 1, 2024
           File No. 001-35435
Dear Daniel Schumacher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished on November 1, 2024
Exhibit 99.1
Additional Third Quarter 2024 Hightlights

1. We note you disclosure of revenue per customer contact in your earnings release filings and investor presentations on your website which appears to be a metric. We further note references to and discussions of changes in this metric in your 10-Q and
       10-K filings. In future filings, please provide the following disclosures for any metrics disclosed (refer to SEC Release No. 33-10751):
           How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;
           The reasons why the metric provides useful information to investors; and
           How management uses the metric.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 December 3, 2024
Page 2

action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing